                            January 19, 2012

VIA EDGAR
Justin Dobbie, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Infinity Cross Border Acquisition Corporation f/k/a Infinity China 1 Acquisition Corporation
Amendment No. 4 to Form S-1 on Form F-l
Filed December 30, 2011
File No. 333-173575

Dear Mr. Dobbie:

Infinity Cross Border Acquisition Corporation (f/k/a Infinity China 1 Acquisition Corporation (the “Company”, “it”, “we”, “us” or “our”)), is electronically transmitting hereunder our response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission dated January 12, 2012, regarding the Registration Statement on Form F-1/A (the “Registration Statement”) filed on December 30, 2011.

We submit herewith for review by the Staff four “clean” copies of the Registration Statement and four “marked” copies of the Registration Statement, each reflecting all changes to the Registration Statement.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.
We note that you intend to have your securities listed on NASDAQ. Please tell us how your structure meets the NASDAQ listing standards. We note, in particular, that your structure permits you to utilize a significant percentage of the trust funds to make certain purchases of your securities prior to the initial business combination. Please explain how this satisfies the NASDAQ requirement that 90% of the gross proceeds must be deposited in a trust account.

IM-5101-2 of the Nasdaq Stock Market Manual reads as follows:

“At least 90% of the gross proceeds from the initial public offering and any concurrent sale by the company of equity securities must be deposited in a trust account maintained by an independent trustee, an escrow account maintained by an “insured depository institution,” as that term is defined in Section 3(c)(2) of the Federal Deposit Insurance Act or in a separate bank account established by a registered broker or dealer (collectively, a “deposit account”).”

Upon consummation of the Company’s initial public offering, 100% of the gross proceeds of the initial public offering will be deposited into a trust account. Accordingly, we believe the Company satisfies the requirements of IM-5101-2 since it is depositing at least 90% of the gross proceeds from the initial public offering in trust. We note that IM-5101-2 does not address a company’s ability to utilize the funds in the trust account prior to the consummation of a business combination, including to repurchase shares as currently contemplated in the Registration Statement as well as to withdraw interest to pay for working capital requirements and tax obligations. We therefore do not believe the fact that the Company may utilize trust fund proceeds to repurchase shares has any bearing on the Company’s ability to meet the requirements set forth in IM-5101-2 of the Nasdaq Stock Market Manual.

Furthermore, we believe the intent behind IM-5101-2 of the Nasdaq Stock Market Manual was to protect public shareholders by guaranteeing that they would receive at least 90% of the purchase price paid for their securities if such shareholders were not in favor of a proposed transaction or the company was required to liquidate. The purchase of securities by the Company using trust fund proceeds will not reduce the amount public shareholders will receive upon redemption or if the Company is forced to liquidate – in fact, because the Company is not able to pay more than the per-share amount held in trust and may actually pay less, a lower purchase price results in an increase to the per-share redemption or liquidation amount for the remaining shareholders. We therefore believe the foregoing is consistent with the true spirit of IM-5101-2 of the Nasdaq Stock Market Manual.

2.	Please update the financial statements and related disclosures included in the registration statement in accordance with the guidance outlined in Item 8.A. to Form 20-F.

We have updated the financial statements and related disclosures as requested.

3.	Please provide a currently dated consent from the independent public accountant in any future amendments to the Form F-l registration statement.

We have provided a currently dated consent from our independent public accountants along with Amendment No. 5.

4.
Pursuant to the revised terms of the warrants being issued in this offering, it appears that they may become exercisable within one year. As such, please register the shares of common stock underlying the registered warrants or tell us why you are not required to do so.  Refer to Securities Act Sections Compliance and Disclosure Interpretation 103.04.

We have revised the terms of the warrants (as originally filed) so that they may not become exercisable within one year.  Accordingly, we respectfully believe that the shares underlying the warrants do not need to be registered.

5.	Please clarify whether the 80% requirement is compelled by your charter documents, NASDAQ listing requirements or both.

The disclosure in the Registration Statement has been revised to clarify that the 80% requirement is both contained in our charter documents and is required by the Nasdaq listing requirements.

Risk Factors, page 26

If we are no longer a FPI and we seek shareholder approval of our business combination, page 32

6.
Please reconcile the redemption limitation percentage disclosed in the first sentence of 10% with the redemption limitation percentage disclosed in the remainder of the risk factor of 12.5%. Please also revise the "Limited Redemption of 12.5% Public Shareholders" section on page 96 in a similar manner.

The redemption limitation percentages has been reconciled in the disclosures in the Registration Statement.

Capitalization, page 64

7.	Please revise to provide your capitalization on an actual basis as of a date no earlier than 60 days prior to the date of the prospectus. Refer to Item 3.B. of Form 20-F.

The capitalization table of the Registration Statement has been revised and updated.

Proposed Business, page 71

Permitted purchases of our securities, page 78

8.
You state that the purpose of the 10b5-1 purchase plan is to increase the likelihood of obtaining shareholder approval of the business combination. Please revise here and in the Summary to explain more specifically why you believe this plan will have such an effect. Please discuss, in particular, why you selected $9.60 per share for the limit order and why you believe there will be willing sellers at that price given that the amount in the trust account is initially anticipated to be approximately $10.00 per share for purposes of redemption rights. Please also explain how a reduction in the number of shares issued and outstanding will increase the probability of obtaining shareholder approval of the business combination given that the majority vote requirement will not change.

We have revised the disclosures on pages 12–13 and 71–72 of the Registration Statement as requested.

Comparison of This Offering to Those of Many Blank Check Companies, page 94

Limited Redemption of 12.5% Public Shareholders, page 96

9.
Please reconcile your disclosure in the "Terms of Our Offering" column that there are certain voting limitations with your disclosure in the “Limitation on redemption rights of shareholders holding 12.5% or more of the shares sold in this offering if we hold a shareholder vote” section on page 19 that there is no limitation on the number of shares that may be voted by your shareholders.

We have revised the disclosures on page 87 of the Registration Statement as requested.

Periodic Reporting and Financial Information, page 102

10.
We note your disclosure in the last sentence of the first paragraph that you have agreed with the underwriters to comply with the periodic reporting requirements of domestic issuers until the consummation of your initial business combination. Please revise to clarify the domestic issuer forms that you intend to file pursuant to this agreement. To the extent applicable, please also reconcile such disclosure with your references throughout the prospectus that you intend to file Forms 20-F and 6-K.

We have revised the disclosures the Registration Statement as requested.

Underwriting, page 153

11.	Please revise to provide the address for EarlyBirdCapital, Inc. Refer to Item 9.B.1. of Form 20-F.

We have inserted the address as requested.

Experts, page 160[

12.	Please revise to provide the address for BDO Ziv Haft. Refer to Item I.C. of Form 20-F.

We have inserted the address as requested.

Exhibit 3.2

13.
We note your annotation in the exhibit index that Exhibit 3.2 was previously filed. We also note that the filed version of Exhibit 3.2 does not contain all of the revised deal terms and conditions. Please revise and refile as applicable.

We have filed a revised Exhibit 3.2 to the Registration Statement along with several other exhibits that reflect the revised deal terms and conditions.

Exhibit 5.1

14.	We note the outdated reference to a Form S-1 in the first paragraph. Please revise.

We have filed a revised form of Exhibit 5.1 to the Registration Statement.

* * *

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Stuart Neuhauser, Esq., at (212) 370-1300.

Very truly yours,

/s/ Mark Chess
Mark Chess

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller
EarlyBirdCapital Inc.